

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 1, 2006

Donald D. Humphreys
Senior Vice President and Treasurer
Exxon Mobil Corporation
5959 Las Colinas Boulevard,
Irving, Texas 75039-2298

      Re: **Exxon Mobil Corporation**
              Form 10-K for Fiscal Year Ended December 31, 2005
              Filed February 28, 2006
              Form 10-Q for Fiscal Quarters Ended March 31, 2006 June 30, 2006,
              and September 30, 2006
              Filed May 4, 2006, August 4, 2006 and November 8, 2006
              Response Letter Dated November 9, 2006
              File No. 1-02256

Dear Mr. Humphreys:

      We have reviewed your filings and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2005

Financial Statements

Note 8 Property Plant and Equipment and Asset Retirement Obligation

1.   We note your response to prior comment two. Please expand your proposed disclosure to define what you mean by "construction phase" and more specifically address when the interest capitalization period begins and ends.

Note 14 Litigation and Other Contingencies, page 68

2.   We note your response to prior comment five indicating that you have no current MTBE lawsuits which are both probable and estimable. Please further clarify whether or not any of these matters individually or in the aggregate have been assessed as other than remote and how you have considered the disclosure requirements of SFAS 5 in this regard.

Supplemental Information on Oil and Gas Exploration and Production Activities (unaudited), page 76

3.   We have reviewed your responses to prior comment numbers six and seven. As previously requested, please remove the subtotal of "Total before year end price/cost revisions" and include the effect of year end price/costs revisions within the applicable line item. Paragraph 11 of SFAS 69 requires disclosure of significant changes in proved reserves as of the beginning of a year compared to the end of the year. It also requires each significant change to be show separately with appropriate explanation. The beginning and ending balance of proved reserves is required to be calculated using the respective year-end price. SFAS 69 does not contemplate presentation of an end of year proved reserve subtotal that is calculated on a price that is not the year end price. As such, the presentation of that subtotal appears to represent the disclosure of a measure of reserves that is other than proved and is not permitted by Instruction 5 of Item 102 of Regulation S-K.

4.   In connection with your responses to prior comment numbers six and seven it is our understanding that the purpose of the disclosure required by paragraph 11 of SFAS 69 is to identify and explain the significant changes in the balance of proved reserves at the beginning of the year as compared to the end of the year. It is also our understanding that these beginning and ending year proved reserve quantities are required to be calculated using prices and costs as of the respective year-end dates. Please explain why it is appropriate to determine the revision and year end price/cost revisions line items using the same price assumptions used by management which do not appear to be the year end price/costs.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jonathan Duersch at (202) 551-3719 if you have questions regarding comments on the financial statements, or Ronald Winfrey at (202) 551-3704 regarding engineering comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief